1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
June 28, 2023	www.integraresources.com

INTEGRA ANNOUNCES MAIDEN PRELIMINARY ECONOMIC ASSESSMENT FOR WILDCAT
& MOUNTAIN VIEW PROJECTS: AFTER-TAX NPV OF US$310 MILLION AND IRR OF 37%

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce results for the maiden Preliminary Economic Assessment ("PEA") and updated resource estimate for each of the Wildcat Project ("Wildcat") and Mountain View Project ("Mountain View") (together, "Wildcat & Mountain View") located in western Nevada. The PEA demonstrates the potential for a low-cost, high-margin, heap leach gold-silver operation with a phased development and production strategy and robust economics. The average annual production of Wildcat & Mountain View and the DeLamar Project on a combined basis is expected to exceed 200kozs of gold equivalent ("AuEq"), demonstrating one of the largest heap leach production profiles among precious metal developers in the Great Basin.

The Company will host a PEA focused webinar on Wednesday, June 28, 2023 at 8:00am PST/11:00am EST. The webinar will feature a presentation from Integra's President, CEO and Director, Jason Kosec, as well as a live Q&A session. A recording of the webinar will be available on Integra's corporate website. To register for the webinar, please use the following link:

https://us02web.zoom.us/webinar/register/WN_qTXgGycAQLOBbTxXBN2B6A

Wildcat & Mountain View PEA Highlights:

  After-tax NPV(5%) of US$309.6 million ("M") (C$408.6M1) and 36.9% after-tax IRR using base case metal prices of US$1,700/oz gold ("Au") and US$21.50/oz silver ("Ag")

  After-tax NPV(5%) of US$442.1M (C$583.6M1) and 49.7% after-tax IRR using spot metal prices on June 27, 2023 of US$1,920/oz Au and US$22.00/oz Ag

  Wildcat & Mountain View generate combined annual production of ~94koz AuEq from year 1-5 with average annual production of 80koz AuEq over the 13 year Life-of-Mine ("LOM")

  LOM payable metals from Wildcat & Mountain View of 1,043koz AuEq

  LOM site level cash costs of US$882/oz AuEq on a co-product basis; LOM site level all-in sustaining cash costs ("AISC") of US$973/oz AuEq on a co-product basis

  Year -1 initial capex of US$115M to begin operations at Wildcat

  Average Au Recovery of 71.4% at Wildcat and 77.1% at Mountain View

  Low combined LOM strip ratio of 1.21 (Wildcat standalone strip ratio of 0.28)

  Total net free cash flow generated of US$485M over the LOM with average net annual free cash flow of US$46M from year 1-13

  The updated mineral resource estimate at Wildcat & Mountain View demonstrates growth of +23% and +49% respectively compared to the previous mineral resource estimates dated November 2020:

    2021-2022 drilling at Wildcat & Mountain View allowed the Company to convert the majority of the previous resource estimate from the Inferred ("Inf.") category to the Indicated ("M&I") category

      Wildcat Project: 746koz Au and 6,438koz Ag (829kozs AuEq) in M&I (59,872,806 tonnes at 0.39 g/t Au and 3.34 g/t Ag) and 210koz Au and 1,980koz Ag (235kozs AuEq) in Inf. (22,455,848 tonnes at 0.29 g/t Au and 2.74 g/t Ag)

      Mountain View Project: 578koz Au and 3,402koz Ag (622kozs AuEq) in M&I (28,750,517 tonnes at 0.63 g/t Au and 3.68 g/t Ag) and 60koz Au and 244koz Ag (63kozs AuEq) in Inf. (4,155,502 tonnes at 0.45 g/t Au and 1.83 g/t Ag)

  The PEA results complement the 2022 Pre-feasibility Study for the DeLamar Project in southwestern Idaho, which demonstrated a base case after-tax NPV(5%) of US$314M and a 33% after-tax IRR2

(1) CAD:USD FX rate of 1.32

(2) See NI 43-101 technical report titled: "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver project, Owyhee County, Idaho, USA", dated March 22, 2022 with an effective date of January 24, 2022 available under Integra Resources' SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov; Gold price assumption: US$1,700/oz Au; Silver price assumption is US$21.50/oz Ag

Integra's President, CEO & Director, Jason Kosec commented: "the updated resource estimate and PEA for Wildcat & Mountain View demonstrate two high-margin, low-cost, heap leachable gold and silver deposits with a strong combined production profile, low pre-production capex and robust economics. The PEA strengthens Integra's position in the Great Basin as a multi-asset developer with a pathway to become a 200,000 ounce per year gold-silver producer. To date, the Company has successfully defined a large resource base at Wildcat & Mountain View despite being constrained to 5-acres of surface disturbance.  The Company has submitted an Exploration Plan of Operations for both Wildcat & Mountain View to the Bureau of Land Management which, when received, will allow for significantly increased resource expansion drilling through planned step-out drill holes. Resource growth at Wildcat & Mountain View has the potential to further enhance the economics and mine life demonstrated in the PEA results announced today."

George Salamis, Executive Chairman of Integra, added: "the PEA is the first major milestone following the successful merger of Integra and Millennial Precious Metals. The next major catalysts for the Company includes an updated resource estimate for the DeLamar Project that will incorporate gold-silver mineralized stockpile material drilled during the 2022-2023 winter field season, as well as the filing of the DeLamar Mine Plan of Operations in Q4 of this year. The Mine Plan of Operations represents a major milestone for the project and a significant step towards permitting and de-risking the DeLamar Project."

The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Project Economics - Sensitivity to Gold and Silver Prices

Table 1 illustrates a range of metal price scenarios to evaluate the after-tax economics of Wildcat & Mountain View. As shown, Wildcat & Mountain View operations remain viable in the downside commodity price scenario and also show robust economics in the upside case.

Table 1: After-Tax NPV, IRR and Payback Sensitivity Table (US$M)

$/oz Au	$/oz Ag	NPV (5%)	NPV (7.5%)	NPV (10%)	IRR	Payback
$1,450	$18.34	$155.0	$114.4	$82.4	21.2%	3.7
$1,500	$18.97	$186.0	$141.4	$106.3	24.4%	3.5
$1,550	$19.60	$216.9	$168.4	$130.0	27.6%	3.3
$1,600	$20.24	$247.6	$195.2	$153.6	30.7%	3.2
$1,650	$20.87	$278.4	$222.0	$177.3	33.7%	3.1
$1,700	$21.50	$309.6	$249.3	$201.2	36.9%	3.0
$1,750	$22.13	$340.5	$276.3	$225.0	39.9%	2.8
$1,800	$22.76	$371.4	$303.2	$248.7	42.9%	2.6
$1,850	$23.40	$401.9	$329.8	$272.2	45.9%	2.5
$1,900	$24.03	$432.5	$356.4	$295.6	48.8%	2.4
$1,950	$24.66	$463.1	$383.1	$319.1	51.7%	2.3

Production and Cash Flow Profile

The PEA outlines a profitable heap leach operation with a phased development approach that sees production beginning at Wildcat and expanding to Mountain View in year 8.  A phased development approach allows the Company to utilize one fleet for mining and processing equipment resulting in significantly reduced total capital requirements. In total, the approximately 30,000 tonnes per day ("tpd") heap leach operation at Wildcat and 16,000 tpd heap leach operation at Mountain View is expected to process 99.5 million tonnes ("Mt") of mineralized material and produce 1,043koz AuEq (1,018koz Au and 1,933koz Ag) over the 13-year LOM.

The average annual LOM production at Wildcat & Mountain View is expected to be 80koz AuEq per year which, assuming base case metal prices of US$1,700/oz Au and US$21.50/oz Ag will generate total net free cash flow LOM of US$485M and average annual free cash flow of US$46M from year 1-13.

Figure 1: Wildcat & Mountain View Production Profile

Figure 2: Wildcat & Mountain View Cash Flow Profile

Technical Inputs and Assumptions

Each of Wildcat & Mountain View will have its own heap leach pad and waste rock facility. The mining equipment and fleet will be moved between the two projects to provide efficient operations and value optimization. Wildcat & Mountain View will share an Adsorption/Desorption/Recovery ("ADR") plant located first at Wildcat and then moved to Mountain View in year 8, at which point the loaded carbon from production years 8 and 9 at Wildcat will be trucked to Mountain View for processing. Mining will be done using 90 tonne ("t") haul trucks and 200t and 250t shovels. Material will be crushed to 9 millimeters ("mm") at Wildcat and 19mm at Mountain View using a three-stage crushing circuit. No agglomeration is expected to be required at either project.

Table 2: Standalone Project Inputs

Mining	Wildcat	Mountain View
Total Tonnage Mined (kt)	89,909	130,279
Total Mineralized Material (kt)	69,974	29,548
Strip Ratio (Waste: Mineralized)	0.28	3.41
Contained
Contained Gold (koz Au)	823.1	521.8
Contained Silver (koz Ag)	7,065.8	3,037.2
Contained Gold Equivalent (koz AuEq)	912.4	560.2
Processing & Grade
Processing Throughput (ktpd)	30.0	16.0
Average Gold Grade (g/t Au)	0.38	0.57
Average Silver Grade (g/t Ag)	3.25	3.30
Production
Heap Leach Recovery
LOM Average Gold Recovery (%)	71.4%	77.1%
LOM Average Silver Recovery (%)	18.0%	20.0%
Payable Metals
LOM Gold Payable (koz Au)	604.2	414.0
LOM Silver Payable (koz Ag)	1,308.1	624.8
LOM Gold Equivalent Payable (koz AuEq)	620.8	421.9

Table 3: Technical Inputs and Financial Assumptions for Combined Operation

Mining	Wildcat & Mountain View
Total Tonnage Mined (kt)	220,187
Total Mineralized Material (kt)	99,522
Strip Ratio (Waste: Mineralized)	1.21
Mine Life	13.0
Contained
Contained Gold (koz Au)	1,344.9
Contained Silver (koz Ag)	10,103.0
Contained Gold Equivalent (koz AuEq)	1,472.7
Production
Heap Leach Recovery
LOM Average Gold Recovery (%)	73.7%
LOM Average Silver Recovery (%)	18.6%
Payable Metals
LOM Gold Payable (koz Au)	1,018.2
LOM Silver Payable (koz Ag)	1,932.8
LOM Gold Equivalent Payable (koz AuEq)	1,042.6
Average Annual Gold Payable (koz Au)	78.3
Average Annual Silver Payable (koz Ag)	148.7
Average Annual Gold Equivalent Payable (koz AuEq)	80.2

Costs per Tonne	Wildcat & Mountain View
Mining Costs (US$/t mined)	$1.82
Mining Costs (US$/t processed)	$4.02
Processing Costs (US$/t processed)	$3.59
G&A Costs (US$/t processed)	$0.58
Total Site Operating Cost (US$/t processed)	$8.19
Cash Costs
LOM Cash Cost, net-of-silver by-product ($/oz Au)	$862
LOM Cash Cost, co-product ($/oz AuEq)	$882
LOM AISC, net-of-silver by-product ($/oz Au)	$956
LOM AISC, co-product ($/oz AuEq)	$973
LOM AIC, net-of-silver by-product ($/oz Au)	$1,162
LOM AIC, co-product ($/oz AuEq)	$1,175
Capital Expenditure
Wildcat Initial Capex (US$M) (1)	$115.1
Mountain View Initial Capex (US$M)	$49.2
Expansion Capex (US$M) (2)	$49.2
Sustaining Capex / Equipment Financing (US$M)	$84.4
Reclamation Cost (US$M)	$21.7
Salvage Value (US$M)	($12.1)
Bonding Cash Collateral Return (US$M)	($2.2)
Total Capital (US$M)	$305.3
Economic Assumptions
Gold Price (US$/oz)	$1,700
Silver Price (US$/oz)	$21.50
FX Rate (CAD/USD)	1.3
Project Economics
After-Tax IRR (%)	36.9%
After-Tax NPV5% (US$M)	$309.6
After-Tax NPV5% (C$M)	$408.6
Payback Period (years)	3.0
Yr1-13 Average Annual Net Free Cash Flow (US$M)	$45.9
Yr1-13 Total Net Free Cash Flow (US$M)	$596.7
LOM Total Net Free Cash Flow (US$M)	$485.1

(1) Includes initial working capital and reclamation bonding

(2) Includes Wildcat and Mountain View heap leach expansion capex

Capital & Operating Costs

The total site costs including mining, processing and G&A for Wildcat & Mountain View are US$8.19/t processed over the LOM. The LOM site level cash costs net-of-silver by-product for Wildcat & Mountain View are US$862/oz Au and US$882/oz AuEq on a co-product basis. The site level AISC, which includes heap leach expansion capital for Wildcat in year 2 and Mountain View in year 9, is US$956/oz Au on a by-product basis and US$973/oz AuEq on a co-product basis. The all-in cost ("AIC") for Wildcat & Mountain View is US$1,162/oz Au on a by-product basis and US$1,175/oz AuEq on a co-product basis and includes Wildcat & Mountain View initial capital expenditure, heap leach expansion capital, sustaining capital, reclamation and closure costs.

Table 4: Operating Cost, AISC and AIC Breakdown

	Per Tonne
LOM Operating Costs (US$)	Mined	Processed
Mining	$1.82	$4.02
Processing		$3.59
G&A		$0.58
Total Site Costs		$8.19

	US$/oz Au	US$/oz AuEq
LOM Cash Costs, AISC & AIC Breakdown	By-Product	Co-Product
Mining	$393	$384
Processing	$351	$343
G&A	$56	$55
Total Site Costs	$801	$782
Transport & Refining	$6	$6
Royalties & Production Taxes (1)	$97	$94
Total Cash Costs	$903	$882
Silver By-Product Credits	($41)	-
Total Cash Costs Net of Silver by-Product	$862	$882
Expansion Capital (2)	$48	$47
Sustaining Capital	$35	$35
Closure Costs Net of Residual Value	$10	$9
Site Level All-in Sustaining Costs	$956	$973
Non-Sustaining Capital (3)	$207	$202
Site Level All-in Costs	$1,162	$1,175

(1) Includes private royalties and state-level cash taxes

(2) Expansion capital includes heap leach expansion at Wildcat in year 2 and Mountain View in year 9

(3) Non-Sustaining Capital includes initial capital at Wildcat and Mountain View and equipment leases

Note: Costs may not reconcile exactly due to rounding

The total pre-production capex for Wildcat is estimated at US$115M. A phased development approach results in expansion capital of US$31M in year 2 at Wildcat to expand the heap leach pad. In year 7, initial capital for Mountain View of US$49M is required for the heap leach pad and processing facility. Expansion capital of US$18M to increase the heap leach capacity at Mountain View is required in year 9. Other capital required throughout the LOM of US$92M includes financed mining equipment, sustaining capital, reclamation (net of residual value) and bonding.

Table 5: Wildcat & Mountain View Project Capital Cost Breakdown

Capital Cost Breakdown (US$M)	Wildcat	Mountain View	Combined
Wildcat Initial Capital (Y-1)
Heap Leach Pad	$26.7	$0.0	$26.7
Processing	$65.5	$0.0	$65.5
Initial Cash Bonding	$2.2	$0.0	$2.2
Contingency	$20.6	$0.0	$20.6
Total Wildcat Initial Capital	$115.1	$0.0	$115.1

Mountain View Initial Capital (Y7)
Heap Leach Pad	$0.0	$12.5	$12.5
Processing	$0.0	$27.0	$27.0
Contingency	$0.0	$9.7	$9.7
Total Mountain View Initial Capital	$0.0	$49.2	$49.2

Expansion Capital (Y2-13)
Heap Leach Pad	$24.6	$14.8	$39.4
Contingency	$6.4	$3.4	$9.8
Total Expansion Capital	$31.0	$18.2	$49.2

Other Capital (Y1-13)
Mining Equipment	$34.7	$13.8	$48.4
Sustaining Capital	$21.0	$15.0	$36.0
Reclamation	$11.1	$10.7	$21.7
Bonding Cash Collateral Return	($2.2)	$0.0	($2.2)
Residual Value	$0.0	$0.0	($12.1)
Total Other Capital	$64.5	$39.4	$91.9

TOTAL CAPITAL	$210.6	$106.8	$305.3

Note: Figures in the table include a ~25% contingency on processing facilities and heap leach pads (excluding working capital)

Additional Information

Mining

As contemplated in the PEA study, approximately 200 mining, processing, maintenance, and general administrative workers are expected to be employed directly by Wildcat & Mountain View in peak years. In addition, Wildcat & Mountain View will contribute to the state and federal governments through taxation.

The PEA utilizes a phased development and mining approach with open pit mining beginning at Wildcat and moving to Mountain View in year 8. The Wildcat Project will produce over a 7-year period at a rate of approximately 30,000 tpd. Starting in year 5, pre-stripping as well as a mineralized material stockpiling program will commence at Mountain View. In year 7 and 8, all fixed and mobile infrastructure will move from Wildcat to Mountain View. In year 8, the majority of fixed and mobile equipment will be allocated for mining at Mountain View in conjunction with heap leaching only at Wildcat. Mountain View will process an average of 16,000 tpd over a 6-year period, followed by one year of remnant heap leaching.

The average waste to mineralization strip ratio at Wildcat is 0.28 and is 3.41 at Mountain View. The LOM strip ratio for Wildcat & Mountain View is 1.21 with approximately 220Mt of total material moved. At Mountain View, most of the waste material is quaternary alluvium that does not require drilling or blasting. The alluviums can be moved with surface equipment and represent approximately 72Mt of the 101Mt of waste material at Mountain View. A cut-off grade of 0.15 g/t Au will be used at Wildcat & Mountain View.

Integra contemplates conducting open pit mining at Wildcat & Mountain View using an owner-operated, conventional mine fleet that includes production drill rigs for mineralization definition and blasting. The operation will share mining equipment and a fleet that includes ~28 to ~33 cubic meter hydraulic shovels (200t and 250t shovels) and ~12 cubic meter front end loaders with 90t haul trucks. The Company intends to optimize equipment use by moving equipment, after a rebuild program, from Wildcat to Mountain View as production declines at Wildcat and ramps up at Mountain View in years 7 and 8.

Heap Leach Metallurgy

The PEA includes conventional heap leaching for the processing and recovery of gold and silver. A heap leach pad will be located at both Wildcat and Mountain View with a shared ADR plant located first at Wildcat and then moved to Mountain View. Mineralized material will be crushed to 9mm at Wildcat and 19mm at Mountain View using three stage crushing and will be placed on the pad using traditional conveyor and grasshopper stacking systems. At both projects, gold and silver will be leached using a low concentration sodium cyanide solution and recovered using an ADR plant to produce doré on site.

At Wildcat, 70Mt of mineralized material will be placed on the heap leach pad. The average gold and silver recoveries are 71.4% Au and 18.0% Ag resulting in total payable sales of 604koz Au and 1.3Moz Ag. At Mountain View, 30Mt of mineralized material will be placed on the heap leach pad. The average gold and silver recoveries are 77.1% Au and 20.0% Ag, resulting in total payable ounces of 414koz Au and 625koz Ag.

Wildcat & Mountain View Project Resource Estimates

The following table highlights the updated resource estimates for Wildcat & Mountain View that were used in the PEA study. The updated resource estimates were completed by William Lewis of Micon International Limited.

Table 6: Wildcat & Mountain View Mineral Resources

		Wildcat
		Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Oxide	Indicated	59,872,806	0.39	746,297	3.34	6,437,869	0.43	829,152
	Inferred	22,455,848	0.29	209,662	2.74	1,980,129	0.33	235,146

		Mountain View
		Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Oxide	Indicated	22,007,778	0.57	401,398	2.46	1,738,448	0.60	423,772
	Inferred	3,579,490	0.44	50,716	1.43	165,049	0.46	52,840
Transition	Indicated	2,804,723	0.66	59,676	6.56	591,868	0.75	67,293
	Inferred	215,815	0.40	2,750	3.77	26,184	0.44	3,087
Non-Oxide	Indicated	3,938,017	0.92	116,970	8.46	1,071,521	1.03	130,760
	Inferred	360,198	0.58	6,679	4.57	52,955	0.64	7,361
Total	Indicated	28,750,517	0.63	578,044	3.68	3,401,836	0.67	621,826
	Inferred	4,155,502	0.45	60,145	1.83	244,188	0.47	63,288

(1) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(2) William Lewis, P.Geo,  and Alan S J San Martin, AusIMM(CP), of Micon International Limited have reviewed and validated the Mineral Resource Estimate for Wildcat & Mountain View. Both are independent "Qualified Persons", as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

(3) The estimate is reported for open-pit mining scenario and with reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs vary from US$1.5/t to US$2.4/t (depending on material type and project location), processing cost of US$3.1/t and US$3.7/t, G&A costs of US$0.4/t to US$0.5/t, and metallurgical gold recoveries varying from 30% to 86%. Gold equivalent in the Resource Estimate is calculated by g/t Au + (g/t Ag ÷ 77.7).

(4) Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

(5) The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Mineral Resource

As part of the PEA, Integra completed an updated resource estimate for Wildcat & Mountain View. This resource update incorporates drilling from the 2021-2022 drill programs and is based on a new geological interpretation for both the lithological and oxidation models. In addition to new drilling, which included twinning of historical drill holes, the relogging and re-assaying of the available historical data provided enough information to upgrade most of the resources into the Indicated category. Classification of the resources was interpreted manually considering various information such as geology, grade and recovery continuity as well as interpolation parameters and drilling spacing. The Company utilized a general guideline of 50m by 50m spacing for the Indicated resource and 100m by 100m for the Inferred resource. The resources were then constrained using Lerchs-Grossmann pit optimization to respect the definition of reasonable prospects for economic extraction. The updated resource estimate saw an increase in total in-pit AuEq ounces driven primarily by the drilling that took place in 2021-2022 which allowed for the re-interpretation of the oxidation profile at Wildcat and a better constraint of the high-grade breccia body at Mountain View, new geotechnical parameters and metallurgical recoveries, and a higher Au price assumption.  As a result of this geological and modeling work, approximately 80% of the resources for Wildcat & Mountain View are now classified as Indicated.

The Company utilized the resource estimate block model described above as a basis for the PEA study, however, additional 'modifying factors' were considered for the PEA. These factors included Au prices and pit designs, among others. The modifying factors in the PEA led to a substantial difference between the mineral resource estimate and the PEA production plan.

Wildcat & Mountain View:  Future Opportunities and Value Enhancements

Through the course of conducting exploration and various studies related to the PEA work, the Company has identified several prospective measures to grow the mineral resource estimate at Wildcat & Mountain View and enhance future economics:

  Exploration Upside:

Wildcat has significant exploration potential. To date, exploration at Wildcat has been constrained by a 5-acre area of surface disturbance with regard to drill permitting. In late 2022, the Company filed for an Exploration Plan of Operations ("EPO") that would increase the surface disturbance to 400-acres. This increased area of disturbance would allow the Company to test drill ready targets outside the current resource boundary.

In November 2022, a surface sampling and mapping program identified several new mineralized targets outside the proposed PEA pit area at Wildcat. This increased the mineralized footprint from ~1.5 kilometres ("km") by 1.5 km to ~3.0 km by 2.0 km and identified multiple high-priority drill ready targets that have the potential to increase the resource at Wildcat.

  Metallurgy:

Through metallurgical test work completed for the PEA, the Company has identified areas where further optimization could potentially increase recoveries and/or lower costs. At Wildcat, further optimizing crush size while focusing on better solution permeability has the potential to increase gold recoveries on the heap leach pad. At Mountain View, recoveries are less sensitive to crush size suggesting the potential to decrease crushing requirements and lower costs.

  Mining Upside:

Short haulage distances and the use of conveyor systems has helped reduce the mining costs at Wildcat & Mountain View. Additional sequencing optimization at Wildcat has the potential to further maximize in-pit dumping and provide future cost savings. Further metallurgical testwork to better define the mineralized material blending requirements could also have a positive impact on the annual production profile. Studies are also underway at Wildcat to evaluate the potential of generating power on the downward conveying of material from the open pit to the heap leach pad. The potential power generated could reduce plant operating costs.

Next Steps

Based on the positive results of the PEA, Integra will continue to de-risk Wildcat & Mountain View through baseline and technical studies in the areas of hydrology, geotechnical and metallurgy. Once the EPO is received, the Company is expected to undertake an exploration drill program to grow the resource at the Wildcat & Mountain View which could increase the mine life and further enhance the robust economics outlined in the PEA.

The PEA was prepared by Micon International Limited of Toronto, Canada and included contributions from Forte Dynamics, NewFields and Convergent Mining. The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut, Ph.D (P.Geo), Integra's Vice President, Exploration and Tim Arnold (PE, SME), Integra's Chief Operating Officer. Both individuals are "Qualified Persons" ("QP") as defined in NI 43- 101 - Standards of Disclosure for Mineral Projects.

The scientific and technical information contained in this news release has also been verified and approved by the following "Qualified Persons" within the meaning of NI 43-101 - Standards of Disclosure for Mineral Projects: Richard Gowans, P.Eng, Micon International Limited (metallurgy and mineral processing, environmental, permitting and social considerations), Andrew Hanson, P.E., NewFields Project & Construction Management (heap leach infrastructure), Chris Jacobs, CEng, MIMMM, Micon International Limited (economic analysis), William Lewis, P.Geo, Micon International Limited (mineral resource estimation), Deepak Malhotra, Director of Metallurgy, Forte Dynamics (infrastructure), and Ralston Pedersen, P.E., Convergent Mining, LLC (mining).

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its three-flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Wildcat Project and Mountain View Project located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA-focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein together as "forward‐looking statements"). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and Wildcat & Mountain View; results from work performed to date; the estimation of mineral resources; the realization of mineral resource estimates; the development, operational and economic results of the PEA for the Wildcat and Mountain View deposits, including cash flows, revenue potential, staged development, capital expenditures, development costs and timing thereof, extraction rates, life of mine projections and cost estimates; timing of completion of a technical report summarizing the results of the PEA; magnitude or quality of mineral deposits; anticipated advancement of the mine plans for Wildcat & Mountain View; exploration expenditures, costs and timing of the development of new deposits; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; anticipated advancement of Wildcat & Mountain View and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of Wildcat & Mountain View; future growth potential of Wildcat & Mountain View; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statements are made. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at Wildcat & Mountain View; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render Wildcat & Mountain View economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial Precious Metals' management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and readers are cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data which is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

All references to "$" in this news release are to U.S. dollars unless otherwise stated.

Cautionary Note Regarding Non-GAAP Financial Measures

Alternative performance measures in this news release such as "cash cost", "AISC" "free cash flow" are furnished to provide additional information. These non-GAAP performance measures are included in this news release because these statistics are used as key performance measures that management uses to monitor and assess performance of Wildcat & Mountain View, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties, but excludes head office G&A and exploration expenses.  While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

All-In Sustaining Cost

Site level AISC include cash costs and sustaining and expansion capital, but excludes head office G&A and exploration expenses.  The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from potential operations.

All-In Cost

Site level AIC includes AISC level costs and also includes initial capital and equipment finance costs associated with initial capital.  The Company believes that this measure is useful to external users in assessing the Company's overall ability to generate free cash flow from potential operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes.  The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the Project.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.